Exhibit 99.1

On May 12, 2026, VinFast Auto Ltd. (“VinFast” or the “Company”) announced plans to split certain assets of VinFast Trading and Production JSC (“VFTP”), a subsidiary of the Company, into a newly formed entity (the “Split”) and subsequently divest all ordinary shares held by the Company in VFTP (the “Share Transfer”, collectively with the Split, the “Proposed Transactions”). The Proposed Transactions will result in the separation and transfer of the Company’s manufacturing operations in Vietnam to other parties.

VinFast is an innovative, full-scale mobility platform focused primarily on designing and manufacturing high-quality electric vehicles, e-scooters and e-buses. The Proposed Transactions are part of the Company’s broader initiative to streamline its operating structure and transition toward a more capital-efficient, asset-light model in Vietnam, thereby improving VinFast’s financial structure and reducing future capital expenditure requirements. Pursuant to the Share Transfer, VinFast’s capital-intensive manufacturing activities in Vietnam, which are well established and in operation, will become an independent, third-party owned and operated manufacturing platform, while the Company will retain and focus on the development of its VinFast brand through higher value-added activities, including global product research and development, technology, brand building, and sales activities in Vietnam and globally.

Split of VFTP and divestment of VFTP

A new Vietnam-incorporated company, expected to be named VinFast Vietnam Joint Stock Company (“VFVN”) will be split from VFTP, a subsidiary of the Company, and will thereafter exist as a new direct subsidiary of the Company to hold assets, operations and business undertakings related to (i) VinFast’s global research and development activities, intellectual property, after-sales operations (and related functions), and sales businesses, and (ii) shares in VinFast Commercial and Services Trading LLC, VinFast Engineering Australia Pty Ltd, and VinFast Germany GmbH. Following the Split, VinFast will hold approximately 99.9% of the voting rights of each of VFVN and VFTP. VFTP will hold the assets associated with the manufacturing business in Vietnam, shares in VinEG Green Energy Solutions JSC and an investment cooperation and business opportunity exploration agreement relating to real estate projects, and will continue to assume all financial indebtedness owed by VFTP to unrelated third party creditors, subject to the relevant creditors’ approval.

Following the Split, pursuant to a share purchase agreement entered into on May 12, 2026 between the Company and a group of purchasers (the “Purchasers”) led by Future Investment Research and Development Joint Stock Company and including Mr. Pham Nhat Vuong, the Company’s Managing Director and CEO as a minority investor, the Company intends to transfer all of its interest in VFTP to the Purchasers for an aggregate consideration of approximately VND13,309.6 billion (approximately US$530 million) (the “Purchase Price”). The Purchase Price was determined through negotiations between the parties on an arm’s-length basis and was agreed based on the book value of the consolidated net assets according to Vietnamese Accounting Standard to be allocated to VFTP following the Split, as of March 31, 20261. This is in line with the valuation range, and exceeds the mid-point valuation of VND2,653 billion (US$106 million) derived by Grant Thornton (Vietnam) Advisory Company Limited in its Independent Financial Advisor’s Opinion using a discounted cash flow methodology. Completion of the Share Transfer is subject to the satisfaction or waiver of the closing conditions set forth in the Share Purchase Agreement. VFVN and VFTP will also enter into a manufacturing and supply agreement (the “Manufacturing Agreement”) under which VFTP will produce VinFast-branded vehicles in Vietnam, in accordance with the designs, technical specifications and standards provided by VFVN.

For the avoidance of doubt, the Proposed Transactions do not affect any of the Company’s subsidiaries other than VFTP and its subsidiaries, nor do they affect the Company’s international business operations (including the Company’s continued ownership and operation of its manufacturing facilities in India and Indonesia), which will continue to be held by the Company and operated in the ordinary course of business.

Completion of the Proposed Transactions is subject to the Company obtaining the necessary approvals, including approvals from the shareholders of the Company and its creditors for the Share Transfer. The Proposed Transactions are expected to be completed by the third quarter of 2026, subject to the satisfaction of customary closing conditions.

1	Based on the unaudited proforma consolidated financial statements as of 31 March 2026 of VFTP and its subsidiaries following the Split, comprising VinEG Green Energy Solutions JSC and VinES Ha Tinh Energy Solution JSC, prepared in accordance with Vietnamese Accounting Standards.

The Proposed Transactions are expected to benefit the Company by:

(i)	enabling the transition to a more capital-efficient, asset-light operating model in Vietnam, allowing the Company to focus on product research and development, technology, brand development and sales activities in Vietnam and globally;

(ii)	optimizing the Company’s asset structure and capital utilization;

(iii)	providing greater flexibility to respond to evolving electric vehicle technologies and market dynamics, without the constraints associated with a capital-intensive manufacturing infrastructure;

(iv)	supporting an increased focus on international market expansion through the allocation of additional financial and management resources to global sales and brand development; and

(v)	ensuring continuity of product supply through the Manufacturing Agreement, enabling the Company to maintain access to stable manufacturing capacity.

Amendments to share exchange agreements

Vingroup currently holds 5,558,672,454 exchangeable preference shares in the capital of VFTP (the “VFTP Exchangeable Preference Shares”). In particular, pursuant to the share exchange agreements dated December 31, 2024, as amended from time to time (the “Share Exchange Agreements”), Vingroup has the right, but not the obligation, to request that the Company exchange any amount of the VFTP Exchangeable Preference Shares held by Vingroup for (a) ordinary shares of the Company (“VFSG Shares”) to be issued by the Company or (b) cash equal to the net proceeds received by the Company from the allotment and issuance of such VFSG Shares to unrelated third parties plus such number of ordinary shares of the Company as necessary to cover any shortfall relative to the exchange number of shares. The number of VFSG Shares to be issued shall be equal to the number of VFTP Exchangeable Preference Shares requested to be exchanged divided by an exchange rate (the “Exchange Rate”) and rounded down to the nearest whole number.

To facilitate the Proposed Transactions, certain reallocations and exchange arrangements will be made with respect to the VFTP Exchangeable Preference Shares held by Vingroup.

In connection with the Split, the capital amount corresponding to Vingroup’s VFTP Exchangeable Preference Shares will be allocated between VFTP and VFVN so that upon completion of the Split, Vingroup will hold: (a) 5,210,260,286 exchangeable preference shares in the capital of VFTP (the “Remaining VFTP Exchangeable Preference Shares”); and (b) 348,412,168 exchangeable preference shares in the capital of VFVN (the “VFVN Exchangeable Preference Shares”).

The Company will enter into a share exchange agreement in respect of the VFVN Exchangeable Preference Shares. Under the agreement, the VFVN Exchangeable Preference Shares shall include: (i) 41,154,836 preference shares allocated from DPS1 and DPS3, with an Exchange Rate of 0.204 preference shares for each VFSG Share; (ii) 102,589,457 preference shares allocated from DPS2, with an Exchange Rate of 1.7 preference shares for each VFSG Share; and (iii) 204,667,875 preference shares allocated from DPS5, with an Exchange Rate of 2.209 preference shares for each VFSG Share. The other terms of the agreement will be substantially similar to those under the share exchange agreements relating to the VFTP Exchangeable Preference Shares. More information regarding DPS1, DPS2, DPS3 and DPS5 is available in the Company’s latest Annual Report on Form 20-F.

With respect to the DPS5 that Vingroup has not subscribed for in the capital of VFTP, the remaining one million preference shares of DPS5 will be subscribed for by Vingroup in the capital of VFVN with an Exchange Rate of 2.209 preference shares for each VFSG Share.

In respect of the Remaining VFTP Exchangeable Preference Shares, immediately after the Split, the Company will enter into a new share exchange agreement for the purposes of consolidating the VFTP Share Exchange Agreements and adjusting the Exchange Rate (the “New VFTP Share Exchange Agreement”). The Remaining VFTP Exchangeable Preference Shares will comprise: (i) 872,284,776 preference shares allocated from DPS1 and DPS3, with an Exchange Rate of 543.2 preference shares for each VFSG Share; and (ii) 4,337,975,510 preference shares allocated from DPS5, with an Exchange Rate of 1,281.1 preference shares for each VFSG Share.

In all cases, the Exchange Rates shall be subject to customary adjustment terms for dilutive corporate events. Each exchange would be subject to obtaining necessary approvals and other conditions.

Following the Share Transfer, the Company will terminate the New VFTP Share Exchange Agreement. Holder of the Remaining VFTP Exchangeable Preference Shares shall enter into a new share exchange agreement with Mr. Pham, pursuant to which they will have the right to exchange those shares for VFSG Shares held, directly or indirectly, by Mr. Pham and/or for cash consideration by a company controlled by Mr. Pham which is designated by Mr. Pham to participate in the exchange arrangement.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,102 to US$1.00, which represents the central exchange rate quoted by The State Bank of Vietnam Operations Centre as of March 31, 2026. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast’s and VinFast’s management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) challenges associated with the marketing and sale of our products in a range of different markets; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) the Company’s ability to adequately control the costs associated with its operations; (iv) the risks of the Company’s brand, reputation and consumer confidence in its business being harmed by negative publicity; (v) competition in the automotive industry; (vi) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (vii) the demand for, and consumers’ willingness to adopt, EVs; (viii) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (ix) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (x) the Company’s ability to obtain additional funding to support its business growth; (xi) the risk of future restatements to the Company’s Financial Statements; (xii) the Company’s reliance on financial and other support from the Company’s Founder and his affiliates and the close association between the Company and its affiliates; (xiii) the Company’s reliance on its affiliates for its EV deliveries; (xiv) the ability of the Company’s Founder and controlling shareholders to control and exert significant influence on the Company; and (xv) other risks discussed in VinFast’s reports filed or furnished to the SEC.

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